Exhibit 3.2

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT OF
CERTIFICATE OF INCORPORATION

•	First:	That at the annual meeting of the stockholders of SysComm International Corporation resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation. The resolution setting forth the proposed amendment is as follows:

Resolved, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered “Fourth” so that, as amended, said Article shall be and read as follows:

“The total number of shares of stock which the Corporation shall have the authority to issue is eighty-five million (85,000,000) shares of common stock with a par value of One Cent ($0.01) per share consisting of eighty million (80,000,000) shares of common stock and five million (5,000,000) shares of preferred stock.”

•	Second:	That thereafter, such meeting of the stockholders of said corporation was duly called and held, at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

•	Third:	That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

•	Fourth:	That the capital of said corporation shall not be reduced under or by reason of said amendment.

By:	/s/ ANAT EBENSTEIN
Name: Anat Ebenstein, as President

STATE OF DELAWARE SECRETARY OF STATE DIVISION OF CORPORATIONS FILED 09:00 AM 03/22/2002 020202879 — 2139479